UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 4)*
Under the Securities Exchange Act of 1934

VIVINT SMART HOME, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

928542109
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No.: 928542109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Investor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,357,339

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,357,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,357,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	The calculation is based on the 212,569,131 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Vivint Smart Home, Inc. (the “Issuer”) outstanding as of May 2, 2022.

Page 2 of 10 Pages

CUSIP No.: 928542109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of private placement warrants (“Warrants”) of the Issuer.

**
The calculation is based on the 212,569,131 shares of Common Stock of the Issuer outstanding as of May 2, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

Page 3 of 10 Pages

CUSIP No.: 928542109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.

**
The calculation is based on the 212,569,131 shares of Common Stock of the Issuer outstanding as of May 2, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

Page 4 of 10 Pages

CUSIP No.: 928542109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.

**
The calculation is based on the 212,569,131 shares of Common Stock of the Issuer outstanding as of May 2, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

Page 5 of 10 Pages

CUSIP No.: 928542109	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.

**
The calculation is based on the 212,569,131 shares of Common Stock of the Issuer outstanding as of May 2, 2022 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

Page 6 of 10 Pages

CUSIP No.: 928542109	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.

**
The calculation is based on the 212,569,131 shares of Common Stock of the Issuer outstanding as of May 2, 2022  (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

Page 7 of 10 Pages

SCHEDULE 13D

Item 1. Security and Issuer.
This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons, together with Fortress Mosaic Sponsor LLC and Principal Holdings I LP, on January 21, 2020, as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons on February 28, 2020, Amendment No. 2 thereto filed by the Reporting Persons on March 13, 2020, and Amendment No. 3 thereto filed by the Reporting Persons on April 27, 2020 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Vivint Smart Home, Inc. (formerly Mosaic Acquisition Corp.), a Delaware corporation (the “Issuer”). Annex A attached to this Amendment amends and restates Annex A attached to the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The principal executive offices of the Issuer are located at 4931 North 300 West, Provo, Utah 84604.
Item 4. Purpose of Transaction.
This Amendment supplements the disclosure in Item 4 of the Original Schedule 13D by adding the following:

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the other documents described herein, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms of the other documents described herein, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Page 8 of 10 Pages

Max Saffian, an employee of Fortress or one of its affiliates, currently serves as a non-voting observer of the Board and is currently expected to continue to serve in such capacity.
Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 6, 2022

Fortress Mosaic Investor LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

Fortress Mosaic Holdings LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

FIG LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary & General Counsel

Fortress Operating Entity I LP

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary & General Counsel

FIG Corp.

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary & General Counsel

Fortress Investment Group LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary & General Counsel

ANNEX A
Directors and Officers of Fortress Mosaic Investor LLC and Fortress Mosaic Holdings LLC
The name and principal occupation of each of the directors and executive officers of each of Fortress Mosaic Investor LLC and Fortress Mosaic Holdings LLC are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.
Name	Present Principal Occupation
Peter L. Briger, Jr.	Chairman
Constantine M. Dakolias	President
Marc K. Furstein	Chief Operating Officer
William A. Covino	Chief Financial Officer
Jennifer Sorkin	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Jason Meyer	Authorized Signatory
Daniel N. Bass	Authorized Signatory

Directors and Officers of Fortress Investment Group LLC
The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America except for Rajeev Misra, who is a citizen of the United Kingdom, and Yoshimitsu Goto, who is a citizen of Japan.
Name	Present Principal Occupation
Wesley R. Edens	Class A Director, Principal and Co-Chief Executive Officer
Peter L. Briger, Jr.	Class A Director, Principal and Co-Chief Executive Officer
Randal A. Nardone	Class A Director and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Class A Director
Michael Rantz	Class A Director
Yoshimitsu Goto	Class B Director
Rajeev Misra	Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director
Michael Combes	Class B Director

Directors and Officers of FIG LLC
The name and principal occupation of each of the directors and executive officers of FIG LLC are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.
Name	Present Principal Occupation
Wesley R. Edens	Co-Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Co-Chief Executive Officer, Principal and Director

Randal A. Nardone	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

General Partner of Fortress Operating Entity I LP
The general partner of Fortress Operating Entity I LP is FIG Corp.
Directors and Officers of FIG Corp.
The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below.  The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.
Name	Present Principal Occupation
Wesley R. Edens	Co-Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Co-Chief Executive Officer, Principal and Director
Randal A. Nardone	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer